UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Alibaba Group Holding Limited

(Name of Issuer)

Ordinary shares, par value US $0.000025 per share

(Title of Class of Securities)

01609W102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01609W102	Schedule 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Yahoo! Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 92,626,716
	6	SHARED VOTING POWER 290,938,700(1)
	7	SOLE DISPOSITIVE POWER 92,626,716
	8	SHARED DISPOSITIVE POWER 290,938,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,565,416
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%(2)
12	TYPE OF REPORTING PERSON CO

(1)	This number does not take into account the Voting Agreement (defined below), pursuant to which the Yahoo Entities (defined below) grant an irrevocable proxy to Jack Yun Ma and Joseph C. Tsai, Alibaba’s executive chairman and executive vice chairman, respectively, to vote, subject to certain exceptions, the lesser of: (a) 121,500,000 ordinary shares and (b) the aggregate number of ordinary shares collectively owned by the Yahoo Entities.
(2)	Based upon the 2,513,354,233 ordinary shares issued and outstanding as of December 31, 2016.

CUSIP No. 01609W102	Schedule 13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Altaba Holdings Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 290,938,700(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 290,938,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,938,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%(2)
12	TYPE OF REPORTING PERSON CO

(1)	This number does not take into account the Voting Agreement, pursuant to which the Yahoo Entities grant an irrevocable proxy to Jack Yun Ma and Joseph C. Tsai, Alibaba’s executive chairman and executive vice chairman, respectively, to vote, subject to certain exceptions, the lesser of: (a) 121,500,000 ordinary shares and (b) the aggregate number of ordinary shares collectively owned by the Yahoo Entities.
(2)	Based upon the 2,513,354,233 ordinary shares issued and outstanding as of December 31, 2016.

CUSIP No. 01609W102	Schedule 13G	Page 4 of 6 Pages

Item 1(a)	Name of Issuer:

Alibaba Group Holding Limited (“Alibaba”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Yahoo! Inc. (“Yahoo”) and Altaba Holdings Hong Kong Limited (“Altaba Hong Kong”) (each individually a “Reporting Person” and collectively the “Yahoo Entities” and the “Reporting Persons”). Altaba Holdings Hong Kong Limited was previously named Aabaco Holdings Hong Kong Limited.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2(b)	Address of Principal Business Office or, If None, Residence:

The address of the principal business office of Yahoo is:

701 First Avenue, Sunnyvale, California 94089

The address of the principal business office of Altaba Hong Kong is:

Level 12, 28 Hennessy Road, Wanchai, Hong Kong

Item 2(c)	Citizenship:

See Row 4 of cover page.

Item 2(d)	Title of Class of Securities:

Ordinary shares, par value US $0.000025 per share.

Item 2(e)	CUSIP Number:

01609W102

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 01609W102	Schedule 13G	Page 5 of 6 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned by each Reporting Person: See Row 9 of cover page.

(b)	Percent of Class Beneficially Owned by each Reporting Person: See Row 11 of cover page.

(c)	Number of shares as to which each Reporting Person has:

i.	Sole power to vote or to direct the vote: See Row 5 of cover page.

ii.	Shared power to vote or to direct the vote: See Row 6 of cover page.

On September 18, 2014, the Yahoo Entities entered into a voting agreement (the “Voting Agreement”) with Alibaba, Softbank Group Corp. (“Softbank”), Jack Yun Ma, Joseph C. Tsai and certain other shareholders of Alibaba (identified below), pursuant to which the Yahoo Entities agreed to certain voting arrangements with respect to all of their Alibaba ordinary shares, including an agreement to vote for the director nominee of SoftBank and the director nominees of Lakeside Partners, LP (a partnership comprised of members of management of Alibaba, one of its affiliates and/or certain companies with which Alibaba has a significant relationship). The Yahoo Entities also granted a proxy to Jack Yun Ma and Joe Tsai, Alibaba’s executive chairman and executive vice chairman, respectively, to vote, subject to certain exceptions, 121,500,000 ordinary shares of Alibaba or, if less, the remaining Alibaba ordinary shares then owned by the Yahoo Entities.

The Voting Agreement was filed with the SEC as Exhibit 4.13 to Alibaba’s registration statement on Form F-1 on September 5, 2014.

iii.	Sole power to dispose of or to direct the disposition of: See Row 7 of cover page.

iv.	Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The parties to the Voting Agreement may be deemed a “group” pursuant to Rule 13d-5 under the Exchange Act. Assuming the parties to the Voting Agreement are deemed a group pursuant to Rule 13d-5, the members of the group are as follows: (1) The Yahoo Entities; (2) Softbank and certain affiliates, namely SBBM Corporation, SB HP Holdco, and West Raptor Holdings, LLC; (3) Jack Yun Ma and certain affiliates, namely JSP Investment Limited, JC Properties Limited, APN Ltd., Jack Ma Philanthropic Foundation, Ying Capital Limited, and Yun Capital Limited; and (4) Joseph C. Tsai and certain affiliates, namely Parufam Limited, PMH Holding Limited, MFG Limited, MFG II Ltd., Joe and Clara Tsai Foundation Limited, and Clara Wu Ming-Hua.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 01609W102	Schedule 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Yahoo! Inc.

By:	/s/ Marissa A. Mayer
Marissa A. Mayer
Chief Executive Officer and President

Altaba Holdings Hong Kong Limited

By:	/s/ Chen Hsu Ching-ling
Chen Hsu Ching-ling
Director